EXHIBIT 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52(81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES NEW CLH CEMENT PLANT IN COLOMBIA

•	CLH to invest approximately US$340 million

•	New facility to increase cement production capacity by close to 1 million tons per year

MONTERREY, MEXICO. AUGUST 14, 2014. – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that its subsidiary, CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), will begin the construction of a cement plant in Colombia. The total investment is expected to reach approximately US$340 million and to increase CLH’s cement production capacity in Colombia from 4.5 million to close to 5.5 million tons per year.

The first phase of this project includes the construction of a new grinding mill that is expected to start cement production during the second quarter of 2015. The rest of the plant will be completed during the second half of 2016. The plant will operate using modern and efficient technology to comply with high quality and environmental standards.

This facility will be strategically located in the Antioquia department. This region has enjoyed high levels of economic growth and is expected to further benefit from the construction of infrastructure projects under the highway concession program in Colombia.

“We are proud to contribute to the development of Colombia and wish to continue to be a long-term partner on its path to a prosperous, sustainable future,” said Fernando A. Gonzalez, CEMEX´s Chief Executive Officer. “We are encouraged by the positive outlook and business environment of this dynamic market.”

The project will be financed with CLH’s free cash flow and it is expected to generate approximately 1,000 direct jobs during the construction phase and about 300 jobs once the operations begin.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.